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                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                   SCHEDULE 13D/A

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 6)*

                                  ROPAK CORPORATION
                                  (Name of Issuer)

                            COMMON STOCK, $.01 par value
                           (Title of Class of Securities)

                                     776670 10 1
                                   (CUSIP Number)

                                   David Williams
                                    Deykin Avenue
           Witton, Birmingham B6 7HY, United Kingdom (011-44-21-238-2400)
              (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                  December 22, 1994
               (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

  Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous state-ment on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).




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                                    SCHEDULE 13D
  CUSIP No.  776670 10 1
  _________________________________________________________________
  1    NAMES OF REPORTING PERSON S.S. OR
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       LINPAC MOULDINGS LIMITED
  _________________________________________________________________
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) / /
  _________________________________________________________________
  3    SEC USE ONLY
  _________________________________________________________________
  4    SOURCE OF FUNDS*
       WC
  _________________________________________________________________
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
  _________________________________________________________________
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United Kingdom
  _________________________________________________________________
                       7   SOLE VOTING POWER
  NUMBER OF SHARES         2,554,397
    BENEFICIALLY      _______________________________________________________
     OWNED BY          8   SHARED VOTING POWER
       EACH                -0-
     REPORTING        _______________________________________________________
      PERSON           9   SOLE DISPOSITIVE POWER
       WITH                2,547,078
                      _______________________________________________________
                      10   SHARED DISPOSITIVE POWER
                           -0-
  _________________________________________________________________
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,554,397
  _________________________________________________________________
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                           / /
  _________________________________________________________________
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       50.7%
  _________________________________________________________________
  14   TYPE OF REPORTING PERSON*
       CO
  _________________________________________________________________
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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  Item 1.  Security and Issuer.

            This Schedule 13D Amendment No. 6 is filed with respect to the Common Stock, $.01 par value (the "Common Stock"), of Ropak Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 660 South State College Boulevard, Fullerton, California 92631.

  Item 2.  Identity and Background

            This Amendment is filed on behalf of LINPAC Mouldings Limited, a United Kingdom corporation ("LINPAC"). The address of LINPAC's principal business and principal office is Deykin Avenue, Witton, Birmingham B6 7HY, United Kingdom. LINPAC's principal business is injection moulding for plastic products. The following persons are the directors and executive officers of
  LINPAC:

                         Business       Principal
  Name                   Position       Address                  Occupation

  M.J. Cornish           Chairman       LINPAC Group Limited     Chairman &
                         and Director   Evan Cornish House       Managing
                                        Windsor Road             Director
                                        Louth LN11 OLX           of LINPAC
                                        United Kingdom           Group

  D.A. Williams          Managing       LINPAC Mouldings         Managing
                         Director       Limited                  Director
                                        Deykin Avenue,           of LINPAC
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

  J.L. Doughty           Finance        LINPAC Mouldings         Financial
                         Director       Limited                  Director
                                        Deykin Avenue,           of LINPAC
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

  R. Heaton              Director       LINPAC Mouldings         Director
                                        Limited                  of LINPAC
                                        Deykin Avenue,
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

  B. Taylor              Director       LINPAC Mouldings         Director
                                        Limited                  of LINPAC
                                        Deykin Avenue,
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

  J.P. Thorp             Director       LINPAC Mouldings         Director
                                        Limited                  of LINPAC
                                        Deykin Avenue,
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

  LINPAC is a wholly-owned subsidiary of LINPAC Group Limited, a United Kingdom corporation ("Group"). The address of Group's principal business and principal office is Evan Cornish House, Windsor Road, Louth, Lincolnshire, LN11 OLX, United Kingdom. Group's principal business is to serve as a holding company. The following persons are the directors and executive officers of
  Group:

                         Business       Principal
  Name                   Position       Address                  Occupation

  M.J. Cornish           Chairman       LINPAC Group Limited     Chairman
                         and Managing   Evan Cornish House       and
                         Director       Windsor Road             Managing
                         (Executive)    Louth LN11 OLX           Director
                                        United Kingdom           of LINPAC
                                                                 Group

  H.M. Paisner           Director       Paisner & Co.            Solicitor
                         (Non-          Bouverie House
                         Executive)     154 Fleet Street
                                        London
                                        EC4A 2DQ
                                        United Kingdom
                                        LINPAC GROUP Limited

  S.F. Robin             Director       5 Kensington             Retired
                         (Non-          High Street
                         Executive)     London
                                        W8 5NP
                                        United Kingdom



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  A.T. Smith             Secretary and  LINPAC Group Limited     Secretary
                         Financial      Evan Cornish House       and
                         Director       Windsor Road             Financial
                         (Executive)    Louth LN11 OLX           Director
                                        United Kingdom           of Group

  R.A. Lang              Director       LINPAC INC               President
                         (Executive)    6400 Powers Ferry Rd NW  of LINPAC
                                        Suite 345                INC
                                        Atlanta
                                        Georgia 30339-2097
                                        USA

  M.C. Anderson          Director       LINPAC Plastics          Managing
                         (Executive)      International Limited  Director
                                        Al Business Park         of LINPAC
                                        Knottingley WF11OBS      Plastics
                                        United Kingdom           Interna-
                                                                 tional
                                                                 Limited

  D.A. Williams          Director       LINPAC Mouldings Limited Managing
                         (Executive)    Deykin Avenue,           Director
                                        Witton,                  of LINPAC
                                        Birmingham B6 7HY        Mouldings
                                        United Kingdom           Limited

  R.B. Redding           Director       LINPAC Containers        Managing
                         (Executive)      International Limited  Director
                                        Evan Cornish House       of LINPAC
                                        Windsor Road             Containers
                                        Louth LN11 OLX           Interna-
                                        United Kingdom           tional
                                                                 Limited

            All of the foregoing individuals are citizens of the United Kingdom. During the past five years, neither LINPAC, Group nor any of their directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was or is any such person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Item 3.  Source and Amount of Funds or Other Consideration

            Not Applicable.



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  Item 4.  Purpose of Transaction

            In September, 1994, LINPAC proposed a merger of a subsidiary of LINPAC into the Company whereby shareholders of the Company, other than LINPAC, would receive $10.50 per share in cash for their Common Stock (the "Merger Proposal"). See Form 13D Amendment No. 2 and Form 13D Amendment No. 3
   for additional information on the Merger Proposal. The terms of the Merger Proposal were rejected by a Special Committee of the Board of Directors of the Company. On December 22, 1994, LINPAC withdrew its Merger Proposal and is currently evaluating all of its alternatives with respect to its investment in the Company, including purchasing additional shares through any means available or selling its shares.

  Item 5.  Interest in Securities of the Issuer

            (a) The aggregate number of shares of Common Stock beneficially owned by LINPAC within the meaning of Section 13(d) of the Securities Exchange Act of 1934 is 2,554,397 or 50.7% of the total amount outstanding.

            (b) LINPAC has the sole power to vote and to direct the disposition of all the shares of Common Stock beneficially owned by it.

            (c) Since Schedule 13D Amendment No. 5 was filed with the Securities and Exchange Commission on December 2, 1994, LINPAC has purchased 16,500 shares of Common Stock on the Nasdaq National Market for a purchase price of $9.75 per share. The purchase occurred on December 23, 1994.

  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Not applicable.

  Item 7.  Material to Be Filed as Exhibits

            Exhibits A, B and C are incorporated herein by reference to the
  Schedule 13D amended hereby that was filed on behalf of LINPAC on May 26, 1992. Exhibits D and E are incorporated herein by reference to the Schedule 13D Amendment No. 1 amended hereby that was filed on behalf of LINPAC on June 12, 1992. Exhibit F is incorporated herein by reference to the Schedule 13D Amendment No. 2 amended hereby that was filed on behalf of LINPAC on September 29, 1994. Exhibit G is incorporated herein by reference to the
  Schedule 13D Amendment No. 3 amended hereby that was filed on behalf of LINPAC on October 18, 1994. Exhibit H is incorporated herein by reference to the
  Schedule 13D Amendment No. 4 amended hereby that was filed on behalf of LINPAC on November 10, 1994. Exhibit I and Exhibit J are incorporated herein by reference to the Schedule 13D Amendment No. 5 amended hereby that was filed on behalf of LINPAC on December 2, 1994.

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

  Date:  December 29, 1994

                                     LINPAC MOULDINGS LIMITED


                                     By:  /s/ David Williams
                                          Managing Director

             ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                 CONSTITUTE CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    EXHIBIT INDEX

                      Exhibit                                       Page No.

  Exhibit A - Letter from Massachusetts Mutual Life                     *
  Insurance Company and MassMutual Corporate Investors to LINPAC Mouldings Limited c/o Stanley H. Meadows, dated May 15, 1992.

  Exhibit B - Letter from Stanley H. Meadows to                         *
  Massachusetts Mutual Life Insurance Company and
  MassMutual Corporate Investors dated May 15, 1992.

  Exhibit C - LINPAC Mouldings Limited Power of                         *
  Attorney to Stanley H. Meadows, P.C.

  Exhibit D - Stock Purchase Agreement between                         **
  Massachusetts Mutual Life Insurance Company and
  LINPAC Mouldings Limited, dated June 12, 1992.

  Exhibit E - Stock Purchase Agreement between                         **
  MassMutual Corporate Investors and LINPAC Mouldings
  Limited, dated June 12, 1992.

  Exhibit F - Option Agreement among LINPAC Mouldings                  ***
  Limited, LINPAC Mouldings, Inc. and certain stockholders of the Company.

  Exhibit G - Share Purchase Agreement between LINPAC                 ****
  Mouldings Limited and National Bank of Canada dated
  October 14, 1994.

  Exhibit H - LINPAC Mouldings Limited Power of Attorney              *****
  to Stanley H. Meadows, P.C. and Scott M. Williams.

  Exhibit I - Letter dated November 25, 1994 to McDermott,           ******
  Will & Emery from Fidelity Management & Research Co.
  ("Fidelity").

  Exhibit J - Letter dated December 2, 1994 from David               ******
  Williams to Ropak Corporation.

  * Incorporated by reference to the Schedule 13D amended hereby that was filed on behalf of LINPAC Mouldings Limited on May 26, 1992.




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  **      Incorporated by reference to the Schedule 13D Amendment No. 1 amended hereby that was filed on behalf of LINPAC Mouldings Limited on June 12, 1992.

  *** Incorporated by reference to the Schedule 13D Amendment No. 2 amended hereby that was filed on behalf of LINPAC Mouldings Limited on September 29, 1994.

  **** Incorporated by reference to the Schedule 13D Amendment No. 3 amended hereby that was filed on behalf of LINPAC Mouldings Limited on October 18, 1994.

  ***** Incorporated by reference to the Schedule 13D Amendment No. 4 amended hereby that was filed on behalf of LINPAC Mouldings Limited on November 10, 1994.

  ****** Incorporated by reference to the Schedule 13D Amendment No. 5 amended hereby that was filed on behalf of LINPAC Mouldings Limited on December 2, 1994.